Filed Pursuant to Rule 433 of the Securities Act of 1933

Free Writing Prospectus dated May 18, 2026

Relating to (i) the Base Prospectus Supplement dated November 4, 2025 as supplemented by Supplement No. 1 thereto dated March 23, 2026 and Supplement No. 2 thereto dated May 6, 2026, (ii) the three Prospectus Supplement Annexes dated November 4, 2025 relating to offerings of 10.00% Series A Perpetual Strife Preferred Stock, 10.00% Series A Perpetual Stride Preferred Stock, and class A common stock, and (iii) the three Prospectus Supplement Annexes dated March 23, 2026

Registration No. 333-284510

On May 18, 2026, Strategy Inc (the “Company”) released a video on http://www.strategy.com/strc. Images from and a transcript of the video are attached hereto as Exhibits A and B, respectively.

The Company has filed with the Securities and Exchange Commission (“SEC”) a registration statement (including a base prospectus), a base prospectus supplement to the base prospectus and supplements thereto, and prospectus supplements annexes for the offerings to which this communication relates. Before you invest, you should read the base prospectus, base prospectus supplement, supplements to the base prospectus supplement and prospectus supplement annexes and other documents incorporated by reference or that the Company has filed with the SEC for more complete information about the Company and the offerings. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting www.strategy.com.

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Exhibit A

Buying STRC IS simple USE

ANY YOUR BROKERAGE

Your Brokerage $90,570.00 $90.5k Total profit MSTR STRC STRD STRX STRE

$15,000 Buy 11.5%*

STRCSave Different.Strategy Inc’s Series A Perpetual Stretch Preferred Stock (STRC) is not collateralized by Strategy Inc’s bitcoin holdings and has only a preferred claim on residualassets. There is no guarantee of returns, liquidity, future performance or return of principal, STRC is not a bank deposit, not FDIC insured, and lacks the protections ofbank accounts, money market funds (or the 1940 Act), treasuries, or similar instruments. STRC’s variable annualized dividend rate as of April 2026 is 11.50% basedon $100 stated amount; trading price and effective yield may vary; not indicative of future rates; rate is subject to monthly adjustment and may be significantly lower;dividend is not guaranteed. This is not financial, tax, legal, or other advice; no tax representations. STRC may not be suitable for every person. Strategy Inc has filed aregistration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before investing, read the prospectus and otherdocuments filed with the SEC for more complete information about Strategy Inc, this offering, and its risks.Free at EDGAR on [sec.gov](http://sec.gov/); current rate, price, and yield at [strategy.com][http://strategy.com/]. This communication contains forward-lookingstatements that involve risks and uncertainties, including changes in dividend policy, capital structure, bitcoin/digital-asset volatility, regulatory/accounting/tax changes, liquidity and cybersecurity risks, financing availability, and other risks described in our SEC filings. We undertake no obligation to update forward-looking statements except as required by law. Reinvest

Exhibit B

Stretch your income.

Buying STRC is simple.

Use any brokerage.

Search for Stretch: STRC.

Choose your amount and hit buy.

Once you own STRC, you start earning monthly dividends, currently at around 11% annually.

That means cash deposited into your account.

Want more?

Reinvest your dividends.

Your income stretches further.

Stretch. Save Different.